SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director/PDMR Shareholding

AVIVA PLC

28 February 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

PARTNERSHIP SHARES

The share interests of the under-noted person discharging managerial responsibility have increased following the monthly purchase of partnership shares by the Trustees, Computershare Trustees Limited, under the Aviva All Employee Share Ownership Plan.

The following transaction took place in London on 22 February 2013 and the Company was advised on 27 February 2013.

Notified in accordance with DTR 3.1.4 R(1)(a)
PDMR	Shares Purchased (25p Ord)	Share Price
John Lister	35	356.5p

If you have any queries concerning this announcement please contact Adaeze Okike, Group Legal and Secretarial (020 7662 0721).

Russell Tullo
Director of Secretariat

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 February, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary